UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                February 11, 2004

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    ----------------------------------------
                    (Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [m]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]      No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On
    ------------------------------
Harel Beit-On
Chairman of the Board of Directors

Dated: February 11, 2004

Company Contact:                        Company Investor Contact:             Investor Contact:
----------------                        -------------------------             -----------------
Tecnomatix Technologies Ltd.            Tecnomatix Technologies Ltd.          The Ruth Group
Oren Steinberg                          Marsha Shalvi                         David Pasquale
+1-603-765-5294                         +972-9-959-4733                       +646-536-7006
+972-9-9594755                          +972-54-942-180                       dpasquale@theruthgroup.com
osteinberg@tecnomatix.com               mshalvi@tecnomatix.com

                       TECNOMATIX ANNOUNCES FOURTH QUARTER
                           AND FULL YEAR 2003 RESULTS

       - Company Reports Record Revenues for the Fourth Quarter of 2003 -
                - Company Appoints New Chief Executive Officer -

      Herzlia, Israel, February 11, 2004 - Tecnomatix Technologies Ltd. (NASDAQ:
TCNO), the driving force in Manufacturing Process Management (MPM) solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2003. Separately, the Company announced that Jaron Lotan, president and chief operating officer, has been appointed chief executive officer, effective immediately. He will continue to hold the position of president of Tecnomatix. Harel Beit-On, who has served as chairman and chief executive officer of the Company for the past eight years, will continue to serve as the active chairman of the Tecnomatix Board of Directors.

      Revenues for the fourth quarter of 2003 were $25.2 million, compared to $21.4 million for the fourth quarter of 2002. This represents a record high for quarterly revenues, as well as a 24% sequential and 18% year-over-year increase. Operating loss for the fourth quarter of 2003 was $4.4 million, compared to an operating loss of $2.0 million for the fourth quarter of 2002. Net loss for the fourth quarter of 2003 was $4.4 million or $0.37 per diluted share, compared to a net loss of $2.0 million or $0.18 per diluted share for the fourth quarter of 2002.

      Excluding special charges aggregating to $3.5 million associated with impairment of capitalized software development costs, impairment of software asset acquired from third party, restructuring costs and asset impairment, in-process research and development and acquisition related costs, and amortization of acquired intangibles, the Company's net loss for the fourth quarter of 2003 was $0.9 million or $0.07 per diluted share.(1)

      For the full year 2003, revenues were $86.3 million, compared to revenues of $82.0 million for the full year 2002. Operating loss for the full year 2003 was $10.7 million, compared to an operating loss of $1.7 million for the full year 2002. Net loss for the full year 2003 was $10.3 million or $0.94 per diluted share, compared to a net loss of $2.8 million or $0.27 per diluted share for the full year 2002.

      Excluding special charges aggregating to $9.4 million associated with impairment of capitalized software development costs, impairment of software asset acquired from third party, restructuring

----------
(1) The Company's  management believes that the presentation of operating income
(loss) and net income (loss) excluding special charges provides useful information to investors because management does not consider special charges and asset impairment, in-process research and development and acquisition related costs, and amortization of acquired intangibles, to be part of the Company's on-going operations or meaningful in evaluating the Company's future.

costs and asset impairment, in-process research and development and acquisition related costs, and amortization of acquired intangibles, the Company's net loss for the full year 2003 was $0.9 million or $0.08 per diluted share.(1)

      The Company reported a positive cash flow of $1.5 million from operating activities for the fourth quarter of 2003, and $6.3 million from operating activities for the full year 2003. As of December 31, 2003, the Company had $33.8 million of cash and cash equivalents, short-term investments and long-term investments.

Fourth Quarter 2003 Highlights

      "This quarter was very important for Tecnomatix as we achieved significant goals," said Harel Beit-On, chairman of Tecnomatix. "We reported record revenues with sequential growth in all lines of our business and across all territories. We established a new shop-floor line of business to address the growing demand for production management solutions. Most importantly, we received the largest ever endorsement of our MPM offering when we signed a 4-year global agreement with a major automotive manufacturer with expected revenues of more than $50 million over the next four years.

      "This agreement - the most extensive deployment ever in the history of Tecnomatix - firmly establishes Tecnomatix as the global leader and driving force in the multi-billion dollar MPM market. As we continue to gain momentum with the world's leading manufacturers, we believe that this decision will be a driver for other companies to adopt global MPM strategies as they recognize the invaluable manufacturing efficiencies and cost benefits of implementing our eMPower solutions throughout the enterprise.

      "The strong revenue growth in the fourth quarter was driven by organic growth, including follow-on orders from existing customers and several significant new customer wins, as well as the addition of our new shop-floor offering. This quarter does not include revenue contribution from the major $50 million agreement, as this will start ramping up in 2004.

Summary of Year 2003

      "2003 was a year of accomplishments as we executed several initiatives to achieve our long-term business objectives and received endorsements for our MPM strategy from customers and partners. Most importantly, we brought the Company back to growth with revenues up year-over-year.

      "During 2003, we gained market share and increased traction for MPM with initial orders from several major electronics and automotive OEMs and suppliers, and a steady stream of repeat orders from companies like Audi, BMW, Ford, General Motors, Magna Steyr, Mazda, Schneider Electric, Siemens, Solectron and Volkswagen.

      "We executed on our strategy to broaden the footprint of MPM into other high-potential areas of manufacturing when we acquired the assets and liabilities of USDATA, including its highly regarded FactoryLink and Xfactory products. This acquisition will enable us to expand our business by addressing the high-growth production management domain, as well as entering into new industries.

      "In addition, we strengthened our position as a market leader in the electronics manufacturing software industry with the launch of our new eMPower for Electronics, an end-to-end solution that supports printed circuit board
(PCB) assembly processes from planning, costing and optimization through production and delivery. This platform has been adopted by over 100 new customers, which join our electronics customer base of over 1,500 companies.

      "Finally, we saw positive results from our alliance with UGS PLM Solutions, the product life-cycle management subsidiary of EDS. Since forming the strategic alliance with EDS in late 2002, both parties have invested considerable resources in development, marketing and sales training projects. Towards the end of 2003, we began to see the fruits of these investments, as the relationship was instrumental in the addition of several new customers and the progress of global MPM implementations by some of our mutual customers. We continue to invest in sales and R&D projects with UGS PLM Solutions and expect to release a joint offering in mid-2004."

Forward-Looking Guidance

      "During the fourth quarter of 2003, we exercised our option to redeem all of the Company's outstanding 5.25% Convertible Subordinated Notes due August 2004, which further improved our balance sheet," said Oren Steinberg, chief financial officer and executive vice president. "We enter 2004 in a position of leadership, stability and strength. Our focus in 2004 will remain on increasing sales, maintaining our cost controls, and increasing profitability. For the full year, we expect to be profitable on a quarterly basis, and to achieve revenue growth of approximately 15% year-over-year."

Management Transition

      Beit-On continued, "After eighteen years with Tecnomatix, including eight years of serving as its CEO, I am transferring the management of the Company to Jaron with both pride and confidence. I have been fortunate to lead a great team of people in building an industry leader with superior vision, technology and the ability to execute. The Board and I are fully confident that Jaron will take Tecnomatix from strength to strength. As active chairman, I will continue to contribute to the strategic development of Tecnomatix, and to advance relations with key customers, strategic partners and the investment community."

      "It is with great honor that I take over the reins from Harel," said Lotan. "Under his leadership, Tecnomatix has established itself as a clear leader in the MPM space with an impressive customer base of over 5,000 of the world's top manufacturers, key strategic alliances with industry leaders like EDS, and a proven product offering from planning through production. As we move ahead, Tecnomatix' strategy to grow the Company and deliver shareholder value remains clear: we will focus on growth by helping our customers expand their MPM deployments; we will maintain our leadership position by providing superior products and expertise; we will develop our alliances with industry leaders to expand our market reach, and we will implement operating efficiency to increase our profits."

Conference Call Information

      Tecnomatix will review detailed fourth quarter 2003 results on February 11, 2004 at 8:30AM EST. The conference call-in number is 973-935-8504. A replay will be available from 12:30PM EST on Febraury 11 through midnight EST, February
18. The replay number is 973-341-3080. The confirmation identification for both the live call and replay is 4473316. The live call and replay will also be accessible over the web at http://investor.tecnomatix.com.

About Tecnomatix Technologies and eMPower

      Tecnomatix Technologies Ltd. is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information on eMPower products and solutions for MPM, please visit www.tecnomatix.com.

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                - Tables Follow -

TECNOMATIX TECHNOLOGIES LTD.
----------------------------

Consolidated Statements of Operations
U.S $ in thousands, except per share data                                    Twelve months ended             Three months ended
                                                                         12/31/2003      12/31/2002      12/31/2003      12/31/2002
                                                                         ----------      ----------      ----------      ----------
Revenues
Software license fees                                                        36,033          36,385          11,894           9,898
Services                                                                     50,224          45,620          13,306          11,510
                                                                         ----------      ----------      ----------      ----------
Total revenues                                                               86,257          82,005          25,200          21,408
                                                                         ----------      ----------      ----------      ----------
Costs and expenses
Software license fees                                                        10,114           8,062           3,860           2,379
Services                                                                     15,281          15,005           4,371           3,767
Amortization of acquired intangibles                                            136           2,491             113             577
Impairment of capitalized software development costs                          2,180              --           1,292              --
Research and development, net                                                14,960          14,812           4,289           3,882
Selling and marketing                                                        42,491          36,887          12,514           9,874
General and administrative                                                    4,673           5,013           1,050           1,486
Write-off of long-term investment                                                --             457              --             457
Impairment of software asset acquired from third-party                          937             375             937             375
In-process R&D and acquisition related costs                                  3,530              --               8              --
Restructuring costs and assets impairment                                     2,659             651           1,172             651
                                                                         ----------      ----------      ----------      ----------
Total costs and expenses                                                     96,961          83,753          29,606          23,448
                                                                         ----------      ----------      ----------      ----------
Operating income (loss)                                                     (10,704)         (1,748)         (4,406)         (2,040)
Financial income (expense), net                                                 679            (799)            203              62
                                                                         ----------      ----------      ----------      ----------
Income (loss) before taxes on income                                        (10,025)         (2,547)         (4,203)         (1,978)
Provision for income taxes                                                     (212)            148            (171)            122
                                                                         ----------      ----------      ----------      ----------
Income (loss) after taxes on income                                         (10,237)         (2,399)         (4,374)         (1,856)
Equity share in net income (loss) of an affiliate company                      (103)           (431)            (29)            (97)
                                                                         ==========      ==========      ==========      ==========
Net income (loss)                                                           (10,340)         (2,830)         (4,403)         (1,953)
                                                                         ==========      ==========      ==========      ==========
Basic earnings (loss) per share:
Net Income (loss)                                                             (0.94)          (0.27)          (0.37)          (0.18)
                                                                         ==========      ==========      ==========      ==========
Diluted earnings (loss) per share:
Net Income (loss)                                                             (0.94)          (0.27)          (0.37)          (0.18)
                                                                         ==========      ==========      ==========      ==========
Weighted average number of shares outstanding:
Basic                                                                    11,054,556      10,607,140      11,914,113      10,695,830
                                                                         ==========      ==========      ==========      ==========
Diluted                                                                  11,054,556      10,607,140      11,914,113      10,695,830
                                                                         ==========      ==========      ==========      ==========

TECNOMATIX TECHNOLOGIES LTD.

Condensed Consolidated Balance Sheets
U.S $ in thousands
                                                      12/31/2003     12/31/2002
                                                      ----------     ----------

Current Assets:
  Cash and cash equivalents                                9,232         10,466
  Short-term investments                                      70          5,981
  Receivables:
    Trade                                                 29,190         27,671
    Other and prepaid expenses                             5,747          5,284
                                                         -------        -------

Total current assets                                      44,239         49,402
                                                         -------        -------

Non-current receivables                                    1,108            915
                                                         -------        -------

Long-term investments                                     24,556         25,569
                                                         -------        -------

Property and equipment, net                                5,628          6,108
                                                         -------        -------

Goodwill, net                                             26,124         17,210
                                                         -------        -------

Acquired intangibles, net                                  2,443             --
                                                         -------        -------

Other assets, net                                         13,046         16,613
                                                         -------        -------

Total assets                                             117,144        115,817
                                                         =======        =======

Current Liabilities:
  Current maturities of long-term loans                      833             --
  Payables:
     Trade                                                 4,644          2,950
     Deffered Revenue                                      7,130          4,659
     Other and accrued expenses                           19,163         14,956
                                                         -------        -------

Total current liabilities                                 31,770         22,565
                                                         -------        -------

Accrued severance pay, net                                 1,095            907
                                                         -------        -------

Long-term loans:
     Accrued restructuring expense                         1,716             --
     5.25% Convertible subordinated notes                     --         37,428
     Loan from a Bank                                     24,167             --
                                                         -------        -------

Total long-term loans                                     25,883         37,428
                                                         -------        -------

Shareholders' equity                                      58,396         54,917
                                                         -------        -------

Total liabilities and shareholders' equity               117,144        115,817
                                                         =======        =======